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September 28, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Jan Woo Katherine Wray Joyce Sweeney Christine Dietz Division of Corporation Finance Office of Technology

Re:	DP Cap Acquisition Corp 1 Registration Statement on Form S-1 Confidentially Submitted June 7, 2021 CIK No. 0001857803

Ladies and Gentlemen:

On behalf of our client, DP Cap Acquisition Corp I (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 1, 2021 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission by the Company on June 7, 2021 (the “Draft Registration Statement”). Concurrently with the filing of this letter, the Company has confidentially submitted Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

September 28, 2021 Page 2

Summary, page 1

1.
You disclose on page 2 that you have assembled a “seasoned team of executives” that you refer to as the “Industry Advisors.”  Please clarify who the Industry Advisors are.  For example, state if they are the same individuals listed as your “Strategic Advisors” beginning on page 5.

Response: The Company acknowledges the Staff’s comment and has revised pages 2, 93 and 94 of the Amended Draft Registration Statement accordingly.

Risk Factors, page 39

2.
We note the name of your company ends with a roman numeral. To the extent your founders intend on conducting multiple SPAC offerings, include an additional risk factor discussing the impact multiple SPAC offerings by your founders could have on the ability of your company to complete a successful SPAC business combination.

Response: The Company acknowledges the Staff’s comment and has revised pages 36, 70 and 119 of the Amended Draft Registration Statement accordingly.

Our officers and directors presently have…, page 70

3.
The first paragraph of this risk factor indicates that each of your officers and directors presently has fiduciary or contractual other obligations to other entities, “including the special purpose acquisition companies noted below.”  We are unable to locate disclosure regarding other SPACs with which your officers or directors are involved.  To the extent any of your officers has fiduciary, contractual or other obligations to other SPACs, please provide appropriate disclosure in your prospectus summary.  Specifically, please identify the other SPACs and discuss your officer’s or director’s obligations to them and whether such obligations may take priority over their obligations to you.

Response: The Company acknowledges the Staff’s comment and has revised page 70 of the Amended Draft Registration Statement accordingly.

Principal Shareholders, page 122

4.	Please identify the natural person or persons with voting and/or investment control over the shares held by Data Point Capital III, LP and Data Point Capital III-Q, LP.

Response: The Company acknowledges the Staff’s comment and has revised pages 121 and 122 of the Amended Draft Registration Statement accordingly.

Signatures, page II-5

5.
Please revise your signature page to be set up to have your principal financial officer and principal accounting officer sign the registration statement in their individual capacities. If someone signs in more than one capacity, indicate each capacity in which he or she is signing. For guidance, please refer to the signature requirements in Form S-1.

Response: The Company acknowledges the Staff’s comment and has revised page II-5 of the Amended Draft Registration Statement accordingly.

*     *     *     *

September 28, 2021 Page 3

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 906-1297 or my colleague, Rachel W. Sheridan, at (202) 637-2139.

Very truly yours,

/s/ Erika L. Weinberg
Erika L. Weinberg
of LATHAM & WATKINS LLP

cc:	Martin Zinny, DP Cap Acquisition Corp I Rachel Sheridan, Latham & Watkins LLP Gregg Noel, Skadden, Arps, Slate, Meagher & Flom, LLP